[Retail Ventures, Inc. Letterhead]
November 22, 2005
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Retail Ventures, Inc.
Registration Statement on Form S-3 filed May 18, 2005 (File No. 333-125032)
Dear Sir/Madam:
     In connection with our registration statement on Form S-3 (File No. 333-125032), originally filed under the Securities Act of 1933 through the EDGAR system on May 18, 2005, as the same as been amended, relating to our offer to rescind the previous purchases of 700,000 of our common shares, without par value, which were acquired by participants in our Profit Sharing and 401(k) Plan, it is respectively requested that the effectiveness of the registration statement be accelerated to November 28, 2005, or as soon thereafter as possible.
     By this letter, we hereby recognize our obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 and acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Retail Ventures, Inc.
By: /s/ James A. McGrady
Name: James A. McGrady
Title: Chief Financial Officer